NR07-31

November 29, 2007

Trenching intersects high-grade gold veins on Coffee Dome Project, Alaska.

Vancouver, B.C……..International Tower Hill Mines Ltd. (“ITH” or the “Company”) – (TSXV: ITH, AMEX: THM, Frankfurt: IW9) is pleased to announce that trenching carried out as part of its 2007 exploration program at the Coffee Dome Project, Alaska, has intersected high-grade gold veins.

2007 Exploration Program Results

The target at Coffee Dome is gold-arsenic-bismuth-tellurium vein-style mineralization (see NR07-04).  During the 2007 exploration program, trenching over the Main Target area exposed veins with grades of up to 168 g/t gold in outcrop (72 samples ranging from 0 to 168 g/t gold) (Tables 1 and 2) and soil surveys defined two large gold anomalies interpreted to reflect part of a significant gold system over 3 kilometres long and 1 kilometre wide (including all three target areas) (Figure 1).

The trench results provided insights into the structural controls on the high-grade gold mineralization at Coffee Dome, which appear to be best developed in low-angle vein zones, macroscopically similar in character to the veins at the +5M ounce Pogo Deposit.  In addition, the large gold in soil anomaly may reflect the presence of a large bulk tonnage deposit similar to Alaska’s largest gold mine, the multi-million ounce Fort Knox deposit located only 15 kilometres to the west.  Future work at Coffee Dome (which is road accessible) would involve drill testing both the high-grade low angle gold veins and the large bulk tonnage targets.  The Company believes that the Coffee Dome project represents an excellent opportunity for a major world class gold discovery in the shadow of Alaska’s largest gold mine.

Implications

Following up on the discovery of high-grade vein float, 530 metres of trenching was carried out in the Main Target area.  This trenching resulted in the discovery of a number of highly mineralized fault zones containing narrow high-grade gold veins (Tables 1 and 2).  These narrow veins contain pathfinder trace element geochemical signatures (strong gold-arsenic-bismuth-tellurium association) similar to vein hosted mineralization at the world class Pogo gold deposit located in a similar geologic environment 120 kilometres to the southeast.  Two main mineralized fault trends exist on the Coffee Dome property, being a steeply dipping north-northeast trend and a low angle (20-30 degrees) east-northeast trend, which together form the general north-northeast overall trend of the larger target area.

The large gold in soil anomaly, anomalous pathfinder trace element signature and complex array of mineralized structures suggest that the Coffee Dome gold system is large and may represent the surface expression of an intrusive related system at depth similar to that at the Fort Knox deposit located 15 kilometres to the west.  Poor exposure of the main target area has limited the geologic understanding from surface mapping but airborne geophysics supports the strong northeast trend to the overall mineralized zone.

The key targets for drill testing in 2008 are:

  Testing the potential for a stacked low angle high-grade gold vein system at depth similar to the Pogo deposit.
  Testing the overall large NE trending target for both high-grade and large bulk tonnage deposits.

Figure 1.  Gold in soil and trench locations at Coffee Dome project.
(Trenches are numbered by elevation, and the red dashed line is outline of overall gold system target area).

Table 1: Mineralized fault zones from Coffee Dome Trenches

Trench	From (m)	To (m)	Width (m)	Gold (g/t)
620	65.6	67.2	1.6	1.11
550	25.0	37.5	12.5	0.87
520	22.8	23.1	0.3	9.82

Table 2: Fault-hosted veins from Coffee Dome Trenches

Trench	Distance (m)	Width (m)	Gold (g/t)	Silver (g/t)	Arsenic (ppm)	Antimony (ppm)	Bismuth (ppm)	Tellurium (ppm)
520	22.5	0.02	167.5	27.0	2970	9.1	443	33
	23.3	0.02	137.5	32.2	2790	8.9	365	32
	29.0	0.02	0.3	0.4	1400	3.5	23	12
550	34.5	0.06	11.4	5.7	5120	11.0	37	12
	35.0	0.06	5.6	2.8	822	4.1	40	8
	37.0	0.50	0.8	0.6	2380	5.6	7	3
	37.3	0.04	7.0	4.6	4810	11.1	29	5
	38.3	0.40	3.0	5.1	4690	13.6	33	8
	134.0	0.05	2.6	2.5	5430	13.2	11	2
590	37.2	0.10	0.0	0.1	1730	1.8	0.3	0.03
620	66.5	0.08	6.2	4.3	6730	24.0	38	10

ITH Retains Kodiak International, LLC for European Investor Relations

The Company is pleased to announce that it has retained Kodiak International LLC (“Kodiak”) to provide investor relations services throughout Europe on a non-exclusive basis for an initial term of twelve months, commencing November 1, 2007, subject to extension for a further twelve months 12 months by agreement.

Kodiak will represent the Company in Germany and other European countries, disseminating investor relations’ information and creating awareness of the Company.  This service package includes media coverage in financial magazines, road shows, interviews and meetings in Europe, establishing and maintaining a German language website, and the translation into German of the Company’s news releases.  Kodiak will be paid a fee of CAD 190,000, to be paid immediately upon the acceptance for filing of agreement with Kodiak by the TSX Venture.

Kodiak is a privately owned investor relations firm based in Toronto, Canada.  It specializes in representing resource sector companies that wish to obtain investor exposure and develop a shareholder following in the European financial markets with a special focus on the German, Austrian and Swiss financial communities.  Kodiak does not presently hold any securities of the Company, nor does it have any rights or options to acquire any such securities.

Qualified Person and Quality Control/Quality Assurance

Jeffrey A. Pontius (CPG 11044), a qualified person as defined by National Instrument 43-101, has supervised the preparation of the scientific and technical information that forms the basis for this news release.  Mr. Pontius is the President and CEO of International Tower Hill Mines Ltd.

The work program at the Coffee Dome project was designed and is supervised by Dr. Russell Myers, Vice President of Exploration of Talon Gold (US) LLC (a wholly owned subsidiary of ITH responsible for carrying out the exploration programs on ITH’s Alaskan properties), who is responsible for all aspects of the work, including the quality control/quality assurance program.  On-site personnel at the project rigorously collect and track samples which are then sealed and shipped to ALS Chemex for assay.  ALS Chemex's quality system complies with the requirements for the International Standards ISO 9001:2000 and ISO 17025: 1999.  Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples.  Quality control is further assured by the use of international standards.  Finally, representative blind duplicate samples are forwarded to ALS Chemex and an ISO compliant third party laboratory for additional quality control.

About International Tower Hill Mines Ltd.

International Tower Hill Mines Ltd. is a resource exploration company focused in Alaska that controls a number of exploration projects representing a spectrum of early stage to advanced gold discoveries.  ITH is committed to building share holder value through new discoveries while maintaining a majority interest in its holdings, thereby giving its shareholders the maximum value for their investment.

On behalf of
INTERNATIONAL TOWER HILL MINES LTD.

(signed) Jeffrey A. Pontius

Jeffrey A. Pontius,
President and Chief Executive Officer

Contact Information:

Quentin Mai, Vice-President - Corporate Communications

E-mail: qmai@internationaltowerhill.com

Phone: 1-888-770-7488 (toll free) or (604)683-6332 / Fax: (604) 408-7499

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this press release, which has been prepared by management.

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act.  Such statements include, without limitation, statements regarding the anticipated commencement, cost and content of future exploration programs, anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves, the potential for the discovery of a large bulk tonnage gold deposit at Coffee Dome, the potential for a major world class gold discovery at Coffee Dome, business and financing plans and business trends.  Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate, suggest and similar expressions, or are those, which, by their nature, refer to future events.  The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the Company's ability to obtain any necessary permits, consents or authorizations required for its activities, the Company's ability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies.  All of the Company's Canadian public disclosure filings may be accessed via www.sedar.com and its U.S. public disclosure filings at www.sec.gov and readers are urged to review these materials, including the technical reports filed with respect to the Company's mineral properties.

This press release contains information with respect to adjacent or similar mineral properties in respect of which the Company has no interest or rights to explore or mine.  The Company advises US investors that the US Securities and Exchange Commission's mining guidelines strictly prohibit information of this type in documents filed with the SEC.  Readers are cautioned that the Company has no interest in or right to acquire any interest in any such properties, and that mineral deposits on adjacent or similar properties are not indicative of mineral deposits on the Company's properties.

This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.